Robert (Bob) Beatty has spent more than two decades in the natural gas business. Over the course of his career, Robert has been acquiring and folding smaller natural gas companies into his portfolio. He serves in a leadership position with the Pittsburgh Region Clean Cities, and is also a board member for the Pennsylvania Independent Oil and Gas Association (PIOGA). Robert strives to develop technologies that will advance the use for natural gas on several fronts.